UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm Announces Second Stage of Capital Raising

Metal Storm Limited (ASX trading code: MST; NASDAQ ticker symbol: MTSX)

Arlington, VA – 8 May 2006:  The Directors of Metal Storm Limited are pleased to announce that the Company has signed a preliminary agreement with Harmony
Capital Partners Pte Limited (Harmony) of Singapore to facilitate a
Renounceable Rights Issue of $27.5 million in unsecured Convertible Notes with attaching Options.

The Rights Issue is to be fully underwritten by Patersons Securities Limited,
Lead Manager to the current Share Purchase Plan, and is to be fully sub-underwritten by Harmony or its nominee(s).

Harmony will also provide a one (1) year working capital facility of $5 million to be secured by a fixed and floating charge over the Company’s assets. The facility is designed to provide short-term working capital should the Company need it prior to the completion of the Rights Issue.  Metal Storm may elect to take up this facility by notice to Harmony by 15 May 2006.
Further details of this facility will be provided if Metal Storm elects to do
so.

Directors believe that the combination of the planned Rights Issue and the
Share Purchase Plan will
secure sufficient funding to meet the expected cash requirements over the next three (3) years for execution of the Company’s strategy, as outlined in the
Update on Company Operations which accompanied the Share Purchase Plan offer documents, and will allow the majority of shareholders to participate in the capital raising.

The agreement with Harmony is exclusive and is subject to:
* the completion of the due diligence process currently underway to the satisfaction of Harmony;
* the negotiation and execution of transaction documents, including the prospectus for the Rights Issue, underwriting agreements, the convertible note terms, a trust deed, the fixed and floating charge and the loan facility agreement; and
* the obtaining of any necessary shareholder approval and other approvals required to implement the planned Rights Issue and loan facility.
Finalization of due diligence is expected to be concluded in the next few weeks and the Prospectus for the Rights Issue is anticipated to be lodged with the Australian Securities and Investment Commission (ASIC) prior to 30 June
2006.

Funds raised under the planned Rights Issue will be additional to funds subscribed under the Share Purchase Plan which was announced on 21 April 2006 and closes on 12 May 2006.  Shares allotted to eligible shareholders under the
Share Purchase Plan will qualify for the calculation of entitlements in the
Rights Issue.

Key terms of the planned Rights Issue are:

Issuer: Metal Storm Limited
Subscription Limit: A$27.5 million
Eligibility: Shareholders at the record date with registered addresses in
Australia or New Zealand
Issue Price: $0.15 per Convertible Note
Underwriter: Fully underwritten by Patersons Securities Ltd and fully sub-underwritten by Harmony Capital Partners
Rights Issue: Renounceable Rights Issue of Convertible Notes to eligible holders of ordinary shares at the record date in such ratio as is necessary to achieve the subscription limit following completion of the Share Purchase
Plan.
Maturity Date: 3 years from initial subscription
Coupon: 10.00% per annum, paid quarterly in arrears
Initial Deferral of Interest: The Company may elect to defer payment of interest in the first 12 months, such deferred payments to made in full on the
12 month anniversary of initial subscription
Repayments: 100% of amount outstanding repaid on Maturity Date or on occurrence of an Event of Default
Conversion: The Subscriber may, prior to the Maturity Date, elect to convert any portion of the amount outstanding under the Convertible Notes into ordinary shares of the Company at a conversion price equal to the lesser of:
(a) $0.15 per ordinary share; or
(b) 90% of the volume weighted average price per ordinary share over the 30 days prior to the conversion date.
Conversion of the Convertible Notes may only take place on the first day of each calendar quarter prior to the Maturity Date, and on the Maturity Date itself, or at any time during the currency of a takeover bid for, or merger involving Metal Storm.
For the avoidance of doubt, the Convertible Notes cannot be redeemed in cash prior to the Maturity Date by either Metal Storm or Convertible Note holders, except in the case of Events of Default.
Options: Subscribers will be issued 1 free Option for each 2 Convertible Notes subscribed with a 3 year maturity and an exercise price of $0.165, such
Options to be tradable on ASX separately from the Convertible Notes.
Harmony Facilitation Options: Harmony to be issued 65,000,000 Options at the completion of the Rights Issue
ASX Quotation: The Company will seek ASX quotation of all Convertible Notes and Options.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Investor queries:  Ian Gillespie, Chief Operating Officer – Metal Storm
Limited - Ph: +61 (0) 7 3221 9733

About Harmony Capital Pte Limited
Harmony Capital Partners is a Singapore-based fund management company which manages a US$500m capacity Fund.  The primary strategy of Harmony is to invest in special situations in Asia including Australia and New Zealand.  The principals of Harmony, Suresh Withana and John Nicholls, are very familiar with the investment environment in Australia, particularly in the turnaround space with experience in a number of industry sectors.  Harmony has a number of large investors in its fund including a cornerstone investor with a significant capital base providing it with the capability to execute investments ranging from US$5m to US$50m in size.

About Patersons Securities Limited
Patersons Securities is Australia’s largest independently owned specialist stockbroker, with ten offices around the country.  Established over 100 years ago, Patersons now has more than 140 private client advisers, institutional sales, research and full corporate finance capability.  Over the last two years the Patersons corporate finance team has raised over $1.5 billion for clients, ranking it in the Top 10 brokers in capital raisings by value.

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 9, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary